UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECITON 15(d) OF
                 THE SECURITES EXCHANGE ACT OF 1934

             For the transition period from            to
                                            ----------    ----------

                         Commission File Number: 1-14036


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DST Systems, Inc. 401(k) Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST Systems, Inc.
                              333 West 11th Street
                           Kansas City, Missouri 64105

                              REQUIRED INFORMATION

1.   Report of PricewaterhouseCoopers LLP

2. Audited Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

3. Audited Statements of Changes in Net Assets Availablefor Benefits for the Years ended December 31, 2004 and 2003

4.   Notes to Financial Statements

5.   Schedule of Assets Held at End of Year

6.   Signature Page

7.   Consent of PricewaterhouseCoopers LLP (Exhibit 23.1)

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2004 AND 2003

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                                                                        PAGE

          Report of Independent Registered Public Accounting Firm         1

     FINANCIAL STATEMENTS:

          Statements of Net Assets Available for Benefits as of
          December 31, 2004 and 2003                                      2

          Statements of Changes in Net Assets Available for Benefits
          for the years ended December 31, 2004 and 2003                  3

          Notes to Financial Statements                                 4 - 10

     ADDITIONAL INFORMATION:                                           SCHEDULE

          Schedule H, line 4i - Schedule of Assets (Held at End of Year)  I


*Other schedules  required by Section  2520.103-10  of the  Department  of Labor
     Rules and Regulations for Reporting and Disclosure udner ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Advisory Committee of the DST Systems, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 22, 2005

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                          DECEMBER 31,
                                                ------------------------------
                                                     2004             2003
                                                -------------    -------------
 ASSETS
 Cash and cash equivalents                      $      33,125    $      66,039
                                                -------------    -------------
 Investments:
   Mutual Funds                                   248,926,016      201,643,169
   DST Common Stock                                27,256,363       25,281,379
   Investment in Master Trust                     317,117,474      282,084,683
   Loans to participants                            7,295,973        5,713,094
                                                -------------    -------------
     Total investments                            600,595,826      514,722,325
                                                -------------    -------------
 Contributions receivable:
   Employer                                        22,179,626       21,457,459
   Participants                                     1,029,333
   Other                                              562,273
                                                -------------    -------------
                                                   23,771,232       21,457,459
                                                -------------    -------------
 LIABILITIES
 Due to broker for securities purchased             1,931,307
                                                -------------    -------------
 Net assets available for benefits              $ 622,468,876    $ 536,245,823
                                                =============    =============


   The accompanying notes are an integral part of these financial statements.

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------



                                                                       YEAR ENDED DECEMBER 31,
                                                               -------------------------------------
                                                                    2004                   2003
                                                               --------------         --------------
 Investment income:
   Dividends, interest and other distributions                 $   3,436,234          $   1,620,007
   Net appreciation in fair value of investments                  27,364,479             28,142,419
   Net appreciation in fair value of investment
      in Master Trust                                             27,317,554             57,020,861
                                                               --------------         --------------
                                                                  58,118,267             86,783,287
                                                               --------------         --------------
 Contributions:
   Employer                                                       34,883,324             33,277,635
   Participants                                                   32,028,374             29,223,552
                                                               --------------         --------------
                                                                  66,911,698             62,501,187
                                                               --------------         --------------
                                                                 125,029,965            149,284,474

 Transfer from DST Systems of California, Inc.
   401 (k) Retirement Plan                                                               72,448,666
 Transfer from lock\line, LLC 401 (k)
   Retirement Plan                                                1,306,261
 Transfer to Rapid Solutions Group Profit
   Sharing Plan                                                  (10,445,499)
 Benefits paid to participants                                   (29,573,417)           (18,040,015)
 Administrative expenses                                             (94,257)               (67,452)
                                                               --------------         --------------
                                                                 (38,806,912)            54,341,199
                                                               --------------         --------------
Net change in net assets available for benefits     v             86,223,053            203,625,673

Net assets available for benefits:

   Beginning of year                                             536,245,823            332,620,150
                                                               --------------         --------------

   End of year                                                 $ 622,468,876          $ 536,245,823
                                                               ==============         ==============



   The accompanying notes are an integral part of these financial statements.

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

The DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

On June 11, 2004, the lock\line, LLC 401(k) Retirement Plan was merged into the Plan. The net assets available for the lock\line, LLC 401(k) Retirement Plan at June 11, 2004 are shown as a transfer into the Plan on the Plan's financial statements for the year ended December 31, 2004.

On January 26, 2004, the Plan transferred net assets to the Rapid Solutions Group Profit Sharing Plan in connection with the completion of the Janus Capital Group Inc. ("Janus") exchange.

Effective December 31, 2003, the DST Systems of California, Inc. 401(k) Retirement Plan was merged into the DST Systems, Inc. 401(k) Profit Sharing Plan.

SPONSOR
The Plan Sponsor is DST Systems, Inc. ("DST" or the "Sponsor"). Certain of its subsidiaries and affiliates participate in the Plan.

TRUSTEE AND INVESTMENT MANAGER
The trustee of the Plan is Marshall & Ilsley Trust Company N.A. The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

The investment manager of the DST Systems, Inc. Master Trust ("Master Trust") is Ruane, Cunniff & Co., Inc. (the "Investment Manager"). For the years ended
December 31, 2004 and 2003, the Sponsor paid expenses of $4,022,459 and $3,030,838, respectively.

ADMINISTRATION OF THE PLAN
An advisory committee (the "Advisory Committee"), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses. For the years ended December 31, 2004 and 2003, the Sponsor paid Plan expenses of $447,482 and $446,663, respectively.

ELIGIBILITY
All employees of the Sponsor who are not members of a collective bargaining unit or nonresident aliens are eligible to participate in the Plan on the Plan entry date. The Plan entry date is the first day of the calendar month following the date an employee, other than seasonal or temporary, completes one hour of service. Seasonal and temporary employees must complete 1,000 hours of service, as defined in the Plan agreement, prior to entering the Plan.

CONTRIBUTIONS
Contributions are made through participant salary reductions and rollovers from other qualified plans. Participants can contribute from 1% to 25% of their annual gross salary to the Plan (subject to Internal Revenue Service limitations). Beginning in 2002, participants aged 50 or older who have met the annual

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


contribution maximum as set by law may make additional contributions or "catch-up" contributions (subject to Internal Revenue Service limitations).

Sponsor 401(k) contributions consist of a dollar-for-dollar match of the first 3% of participant contributions ("highly compensated employees" are subject to Internal Revenue Service limitations).

In addition, the Sponsor may make discretionary profit sharing contributions. Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31 to be eligible.

PARTICIPANT ACCOUNTS
Each participant's account is credited with the participant's contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants' non-vested accounts and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant's eligible compensation bears to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING
Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants originally employed by the Sponsor prior to January 1, 2000, will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

                  YEARS OF SERVICE                       PERCENTAGE VESTED
                  -----------------                      -----------------
                     less than 1                                 0%
                  1 but less than 2                             10%
                  2 but less than 3                             20%
                  3 but less than 4                             40%
                  4 but less than 5                             60%
                      5 or more                                100%

Participants not within the above categories will be vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) according to the following schedule:

                  YEARS OF SERVICE                        PERCENTAGE VESTED
                  ----------------                        -----------------
                     less than 2                                0%
                  2 but less than 3                            20%
                  3 but less than 4                            40%
                  4 but less than 5                            60%
                      5 or more                               100%

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


INVESTMENT OPTIONS
Participants may direct their contributions into DST Common Stock ($0.01 par value) or any number of the mutual fund investment options as selected by the Advisory Committee. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

FORFEITURES
Forfeitures of unvested accounts are first used for the restoration of reemployed participants' forfeited amounts and then added to the profit sharing contribution. For the years ended December 31, 2004 and 2003, forfeitures of unvested accounts totaled $2,117,456 and $1,542,676, respectively.

All profit sharing contributions are invested by the Trustee as advised by the Investment Manager.

PLAN PARTICIPANTS
The following summarizes the number of participants by investment option as of December 31, 2004:


        American Century Growth                                   1,733
        American Century International Growth                     1,142
        American Century Select                                   1,197
        American Century Ultra                                    2,041
        American Century Value                                    1,883
        Davis New York Venture                                    1,353
        Dodge & Cox International Stock                             818
        Dodge And Cox Balanced                                    1,261
        DST Systems Company Stock                                 3,126
        Fidelity Advisor Growth Opportunities                     1,183
        Janus Enterprise                                          1,919
        Janus Investment                                          2,384
        Janus Mercury                                             2,621
        Janus Overseas                                            2,050
        Laudus Rosenberg International Small Cap                    513
        Lord Abbett Affiliated                                      860
        Lord Abbett Bond-Debenture                                  683
        Managers Fund Special Equity                              1,501
        Money Market Obligation Prime Value                         970
        PIMCO Total Return                                        1,947
        Royce Total Return                                        2,456
        Standish Mellon Fixed Income                              1,015
        T. Rowe Price Mid-Cap Growth                              3,033
        Vanguard Institutional Index                              3,919
        Vanguard Total Bond Index                                 2,996
        Vanguard Value Index                                      1,369

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

DISTRIBUTION OF BENEFITS
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Balances not exceeding $5,000 will be automatically distributed as a lump sum as soon as administratively practicable following termination of employment. Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable but no later than April 1 of the Plan year following the Plan year in which age 70 1/2 is attained. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account.

Unless the participant otherwise elects, distributions begin no later than the 60th day after the close of the Plan year in which a participant reaches normal retirement age or celebrates their 10th anniversary as a Plan member (whichever is later). Participants under the age of 62 with balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) must consent to any distribution.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

PARTICIPANT LOANS
Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%.

PLAN TERMINATION
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accompanying financial statements are presented on the accrual basis of accounting. Certain amounts in prior year's financial statements have been reclassified to conform to current year presentation.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make
estimates  and  assumptions   that  affect  the

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

INVESTMENT VALUATION AND SECURITY TRANSACTIONS
Investments are recorded at fair value. Unrealized gains and losses are recognized in the year in which they occur. Investments in mutual funds and DST Common Stock are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. The investments of the Master Trust are recorded at fair value as determined by quoted prices in active markets. Investment income of the Master Trust is allocated quarterly to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each quarter. Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust. Loans are valued at the current amount due from participants.

CONTRIBUTIONS
Contributions are recognized in the year to which they relate.

ACCOUNTING FOR OBLIGATIONS FOR BENEFIT PAYMENTS
The Plan does not record a liability relating to the obligations for benefit payments. The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                   DECEMBER 31,
                                                  --------------------------------------------
                                                         2004                      2003
                                                  --------------------     -------------------

 Net assets available for benefits
    per the financial statements
                                                  $      622,468,876       $     536,245,823
 Amounts allocated to withdrawing
    participants                                             (36,929)
                                                  --------------------     -------------------
 Net Assets available for benefits
    per the Form 5500                             $      622,431,947       $     536,245,823
                                                  ====================     ===================



The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:


                                                                                                YEAR ENDED
                                                                                               DECEMBER 31,
                                                                                           ----------------------
                                                                                                   2004
                                                                                           ----------------------

 Benefits paid to participants per the financial statements                                      $  29,573,417
 Add:  Amounts allocated to withdrawing participants at December 31, 2004                               36,929
 Less:  Amounts allocated to withdrawing participants at December 31, 2003
                                                                                           ----------------------
 Benefits paid to participants per Form 5500                                                     $  29,610,346
                                                                                           ======================


DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

INCOME TAX STATUS OF THE PLAN
The Internal Revenue Service has determined and informed the Sponsor by a letter dated August 12, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination. The Advisory Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


3.   PLAN INVESTMENTS

The following investments represent 5% or more of net assets available for benefits at year-end:


                                                                 DECEMBER 31,
                                               -------------------------------------------------
                                                        2004                      2003
                                               -----------------------    ----------------------

Vanguard Institutional Index                   $          34,355,504      $
Investment in Master Trust                               317,117,474               282,084,683



The Investment in Master Trust is nonparticipant-directed.

During 2004 and 2003, the Plan's participant-directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


                                                           YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------
                                                        2004                      2003
                                               -----------------------    ----------------------

Mutual funds                                   $          21,852,654      $         26,208,105
DST Common Stock                                           5,511,825                 1,934,314
                                               -----------------------    ----------------------
                                               $          27,364,479      $         28,142,419
                                               =======================    ======================




4.   MASTER TRUST

The Plan's percentage ownership in the Master Trust is 75.7% and 79.0% at December 31, 2004 and 2003, respectively. The following Master Trust disclosures represent 100% of the balances in the Master Trust.

DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



The Master Trust's assets by general type at year-end is as follows:


                                                                 DECEMBER 31,
                                               -------------------------------------------------
                                                        2004                      2003
                                               -----------------------    ----------------------

Other Receivables                              $             334,018      $
Mutual funds                                              44,271,235                   870,009
Common stocks                                            374,216,667               348,566,340
Corporate debt                                                                       7,747,025
Government securities                                          1,634                     2,977
                                               -----------------------    ----------------------
                                               $         418,823,554      $        357,186,351
                                               =======================    ======================

The Master Trust's total investment income by type is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------
                                                         2004                     2003
                                               -----------------------    ----------------------

Interest                                       $             645,489      $           341,918
Dividends                                                  2,475,135                1,285,360
Net appreciation                                          32,789,925               70,944,800
                                               -----------------------    ----------------------
                                               $         35,910,549       $       72,572,078
                                               =======================    ======================

The Master Trust's net appreciation of investments by type is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------
                                                        2004                      2003
                                               -----------------------    ----------------------

Mutual funds                                   $             304,962      $            35,046
Common stocks                                             32,657,865               68,853,739
Corporate debt                                              (172,764)               2,056,105
Government securities                                           (138)                     (90)
                                               -----------------------    ----------------------
                                               $          32,789,925      $        70,944,800
                                               =======================    ======================

                                                                      Schedule I

                  DST SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
                            EIN 43-1581814 / PIN 004

         Schedule H, line 4i -- Schedule of Assets (Held At End of Year)
                                December 31, 2004

(A)       (B) IDENTITY                      (C) DESCRIPTION              (D) COST             (E) CURRENT VALUE
----------------------------------------------------------------------------------------------------------------
           American Century                  Value                       (1)                  $      9,755,561
           American Century                  Growth                      (1)                         7,492,431
           American Century                  Select                      (1)                         4,822,936
           American Century                  Ultra                       (1)                        11,639,466
           American Century                  International               (1)                         3,686,858
 *         DST Systems, Inc.                 Common Stock                (1)                        27,256,362
           Davis                             NY Venture                  (1)                         8,536,767
           Dodge & Cox                       Balanced                    (1)                         5,960,248
           Dodge & Cox                       International               (1)                         3,306,295
           Fidelity Advisor                  Growth                      (1)                         4,401,440
           Janus Investment                  Investment                  (1)                        12,241,236
           Janus Investment                  Enterprise                  (1)                        11,355,395
           Janus Investment                  Mercury                     (1)                        18,777,310
           Janus Investment                  Overseas                    (1)                        11,469,272
           Laudus Rosenberg                  International               (1)                         1,552,369
           Lord Abbett                       Affiliated Class A          (1)                         3,428,378
           Lord Abbett                       Bond Debenture              (1)                         1,565,533
           Managers Fund                     Special Equity              (1)                         7,571,404
           Marshall                          Money Market                (1)                           399,614
           Money Market Obligs               Prime Value                 (1)                         8,235,079
           PIMCO                             Total Return                (1)                        10,313,091
           T. Rowe Price                     Mid-cap Growth              (1)                        18,382,898
           Royce                             Total Return                (1)                        15,604,539
           Standish Mellon                   Fixed Income                (1)                         4,344,726
           Vanguard                          Bond Index                  (1)                        22,990,645
           Vanguard                          Index 500                   (1)                        34,355,505
           Vanguard                          Value                       (1)                         6,737,022
 *         Participant Loans                 Interest rate - Prime + 1                               7,295,973


* Indicates a party-in-interest

(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN



June 24, 2005                       By  /s/ Kenneth V. Hager
                                        --------------------------------------
                                        Kenneth V. Hager
                                        Vice President, Chief Financial Officer
                                        and Treasurer